U.S. SECURITIES AND EXCHANGE COMMISSION

                         Washington, D.C. 20549

                                Form 4

                        STATEMENT OF CHANGES IN
                          BENEFICIAL OWNERSHIP

           Filed pursuant to Section 16(a) of the Securities
       Exchange Act of 1934, Section 17(a) of the Public Utility
              Holding Company Act of 1935 or Section 30(f)
                  of the Investment Company Act of 1940

1. Name and Address of Reporting Persons

   J.R. Simplot/J.R. Simplot Self Declaration of Revocable Trust
   999 Main Street, Suite 1300
   Boise, ID  83702

2. Issuer Name and Ticker or Trading Symbol

   Remington Oil and Gas Corporation (ROIL)

3. IRS or Social Security Number of Reporting Person (Voluntary)

   ###-##-####

4. Statement for Month/Year

   January 2002

5. If Amendment, Date of Original (Month/Year)

6. Relationship of Reporting Person to Issuer
   (Check All Applicable)
     Director
 X   10% Owner
     Officer (give title below)
     Other (specify below)
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7. Individual or Joint/Group Filing (Check Applicable)

     Form filed by One Reporting Person
 X   Form filed by more than One Reporting Person

               TABLE I - NON-DERIVATIVE SECURITIES ACQUIRED,
                   DISPOSED OF, OR BENEFICIALLY OWNED

1. Title of Security (Instr. 3)

   Common Stock

2. Transaction Date (Month/Day/Year)

   1/25/02
   1/25/02
   1/25/02
   1/28/02
   1/29/02

3. Transaction Code (Instr. 8)

   S

4. Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5)

        Amount       (A) or (D)        Price
         7,370             D            $16.2458
         1,320             D            $16.34
         1,430             D            $16.27
         5,610             D            $15.7794
         6,270             D            $15.1465
         _____
Total:  22,000

     See "Explanation of Responses."

5. Amount of Securities Beneficially Owned at End of Month
(Instr. 3 and 4)

   5,631,028

6. Ownership Form:  Direct (D) or Indirect (I) (Instr. 4)

    D          1,000
    I      5,630,028

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7. Nature of Indirect Beneficial Ownership (Instr. 4)

    2,785,028 shares are owned by JRS Properties III LP ("JRS Properties III"). The J.R. Simplot Self Declaration of Revocable Trust (the "Trust") is the manager of JRS Investments, L.L.C., which is sole holder of the 1% general partnership interest of JRS Properties III, L.P. The Trust holds the 99% limited partnership interest in JRS Properties III, L.P. Mr. Simplot, as trustee of the Trust, controls and has beneficial interest in the shares held by JRS Properties
    III.  The Trust owns directly 2,845,000 shares.

                TABLE II - DERIVATIVE SECURITIES ACQUIRED,
                    DISPOSED OF, OR BENEFICIALLY OWNED
      (e.g. puts, calls, warrants, options, convertible securities)

1. Title of Derivative Security (Instr. 3)

2. Conversion or Exercise Price of Derivative Security

3. Transaction Date (Month/Day/Year)

4. Transaction Code (Instr. 8)

5. Number of Derivative Securities Acquired (A) or Disposed of
   (D) (Instr. 3, 4, and 5)

     (A)       (D)

6. Date Exercisable and Expiration Date (Month/Day/Year)
    Date Exercisable 	Expiration Date

7. Title and Amount of Underlying Securities (Instr. 3 and 4)
     Title       Amount of Number of Shares
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8. Price of Derivative Security (Instr. 5)

9. Number of Derivative Securities Beneficially Owned at End of
   Month (Instr. 4)

10. Ownership Form of Derivative Security: Direct (D) or Indirect
    (I) (Instr. 4)

11. Nature of Indirect Beneficiary Ownership (Instr. 4)

Explanation of Responses:

     The 22,000 shares of Common Stock disposed of are owned indirectly through an 11% limited partnership interest in S-Sixteen Limited Partnership which held warrants to purchase 200,000 shares of Common Stock. The 11% limited partnership interest is owned by the Trust. Beneficial ownership is disclaimed because the Trust does not have power to vote or dispose of the shares held by S-Sixteen.

                                    Reporting Persons:

                                    J.R. Simplot Self Declaration
                                    of Revocable Trust

Date:    February 11, 2002                  /s/ J.R. Simplot
                                    By  _______________________________
                                         J.R. Simplot, Trustee


Date:    February 11, 2002                  /s/ J.R. Simplot
                                    By  _______________________________
                                         J.R. Simplot

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